Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated March 28, 2025 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash
up to 49,596,510 Outstanding Common Shares of
Adecoagro S.A.
at
$12.41 per Share
Pursuant to the Offer to Purchase Dated March 28, 2025
by
Tether Investments, S.A. de C.V.
Tether Investments, S.A. de C.V (“Purchaser”), an El Salvador corporation, is offering to purchase up to 49,596,510 common shares, nominal value $1.50 per share (“Shares”), of Adecoagro S.A., a Luxembourg stock corporation (“Adecoagro”), which, based on information provided by the Company, represents 49.6% of the issued and outstanding Shares as of the close of business on March 26, 2025, rounded up to the nearest whole Share, at a purchase price of $12.41 per Share (the “Offer Price”), in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering shareholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering shareholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Transaction Agreement, dated as of March 26, 2025 (the “Transaction Agreement”), between Purchaser and Adecoagro. The purpose of the Offer is for Purchaser to acquire a majority equity interest in, and thus control of, Adecoagro subject to and in accordance with the Transaction Agreement.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY, APRIL 25, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
The Adecoagro board of directors (the “Adecoagro Board”) has unanimously (i) approved the Transaction Agreement and declared the Transaction Agreement, the Offer, and the other transactions contemplated by the Transaction Agreement to be fair to Adecoagro’s shareholders; and (ii) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.
On the date of the Offer to Purchase, Adecoagro will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”), and Purchaser will disseminate the Schedule 14D-9 to Adecoagro shareholders with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the Adecoagro Board’s reasons for authorizing and approving the Transaction Agreement, the Offer and the other transactions contemplated thereby and therefore shareholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.
The Offer is conditioned upon, among other things: (i) there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer not less than a number of Shares that, when added to the 20,398,699 Shares already owned by Purchaser as of the date of the Transaction Agreement, represents at least 51% of Adecoagro’s Fully Diluted Shares as defined in the Transaction Agreement (the

“Minimum Share Number”); (ii) no applicable law having been enacted, enforced, promulgated, issued or deemed applicable to the Offer, by any governmental authority in any jurisdiction in which either Purchaser or Adecoagro has material business operations that renders illegal or otherwise restrains or prohibits the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser; (iii) there not having been instituted or pending any proceeding by any governmental authority in any jurisdiction in which Adecoagro or Purchaser has material business operations that challenges or seeks to make illegal, prohibit or otherwise prevent the consummation of the Offer; (iv) certain fundamental representations and warranties of Adecoagro contained in the Transaction Agreement being true and correct in all respects or in all material respects, as the case may be; (v) certain other representations and warranties of Adecoagro contained in the Transaction Agreement being true and correct to the extent that the failure to be true and correct would not have had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Transaction Agreement); (vi) Adecoagro not having breached or failed to perform in all material respects any of its covenants, agreements or obligations under the Transaction Agreement; and (vii) there not having occurred or existing any event, state of facts, development, change, circumstance, occurrence or effect which, individually or in the aggregate, constitutes, has had or would reasonably be expected to have a Company Material Adverse Effect. The Offer is not conditioned upon Purchaser obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Tender Offer — Section 13  —  Conditions to the Offer” and “The Tender Offer — Section 14 — Certain Legal Matters” of the Offer to Purchase.
Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for up to 49,596,510 Shares that are validly tendered and not validly withdrawn on or prior to 12:00 midnight, New York City time, at the end of the day on Friday, April 25, 2025 (or, in the event the Offer is extended, the latest time and date at which the Offer, as so extended, will expire) (the “Expiration Time”). In the event of an over-subscription by shareholders in the Offer, the number of Shares validly tendered and not validly withdrawn prior to the Expiration Time will be subject to proration as described in “The Tender Offer — Section 1 — Terms of the Offer,” so that the aggregate number of Shares accepted for payment by Purchaser will be 49,596,510 (with fractional Shares rounded to the nearest whole Share). Purchaser will determine if such proration is necessary and announce the final results of the proration promptly (and in any event within three business days) after the Expiration Time.
Pursuant to the terms of the Transaction Agreement, Purchaser will extend the Offer (1) for one or more consecutive increments of not more than ten business days from time to time if, at the then-scheduled Expiration Time of the Offer, any of the conditions to the Offer has not been satisfied or (to the extent permitted by the Transaction Agreement) waived by Purchaser and (2) for any period required by (x) any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or (y) the rules and regulations of the NYSE or applicable law, provided that in no event will Purchaser be required to extend the Offer beyond the earlier of June 24, 2025 and the valid termination of the Transaction Agreement in accordance with its terms. Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, but no later than 9:00 a.m., New York City time, on the next business day after the day of the previously scheduled Expiration Time. There will be no subsequent offering period (as defined in Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).
In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 2 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares.
For purposes of the Offer, subject to the satisfaction and waiver of the conditions to the Offer, Purchaser will accept for payment, subject to proration, up to 49,596,510 Shares that are validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time. Purchaser will be deemed to have accepted for payment Shares tendered when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments and transmitting such payments to tendering shareholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.
Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment as provided in the Offer to Purchase, any time after May 27, 2025, which is 60 days from the date of the commencement of the Offer. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following the tender procedures described in the Offer to Purchase.
Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.
The sale of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. For a more detailed description of certain U.S. federal income tax consequences of the Offer, consult Section 5 of the Offer to Purchase. All shareholders should consult with their own tax advisors as to the particular tax consequences of tendering their Shares pursuant to the Offer.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
Adecoagro has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on Adecoagro’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone number set forth below and will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:

51 West 52nd Street, 6th Floor
New York, NY 10019
Call Toll-Free: (866) 896-8351
March 28, 2025